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SEC FILE NUMBER
8-48431

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Edelman & Co., LTD

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 West Brown Deer Road
(No. and Street)

Milwaukee	Wisconsin	53217
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Edelman	414 228-9314	rhe@edelmancoltd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

02/14/18	6479
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT H EDELMAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EDELMAN + CO LTD, as of DECEMBER 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

[Notary seal: NOTARY PUBLIC, STATE OF WISCONSIN, ... M. TOMCZUK]

Signature: [signature]

Title: President

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Edelman & Co., LTD

Report on Audit of Financial Statements

December 31, 2023

THOMAS FAUST, CPA
Certified Public Accountant

EDELMAN & CO., LTD.

TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
Edelman & Co., LTD

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Edelman & Co., LTD, as of December 31, 2023, the related statements of changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Edelman & Co., LTD as of December 31, 2023 and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Edelman & Co., LTD's management. My responsibility is to express an opinion on Edelman & Co., LTD's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Edelman & Co., LTD, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Edelman & Co., LTD,'s financial statements. The supplemental information is the responsibility of Edelman & Co., LTD's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 1, 2024

EDELMAN & CO., LTD.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

ASSETS		
Cash	$	135,401
Prepaid expenses		8,000
Income tax asset		3,511
TOTAL ASSETS		146,912

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		175
Accrued income tax		280
Accrued SEP contribution		66,000
TOTAL LIABILITIES		66,455
STOCKHOLDERS' EQUITY		
Capital stock - 9,000 shares authorized, no par value; 150 shares issued and outstanding		15,000
Retained earnings		65,457
TOTAL STOCKHOLDER'S EQUITY		80,457
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	146,912

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

EDELMAN & CO., LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Capital Stock	Retained Earnings	Total
BALANCE AT BEGINNING OF YEAR	$ 15,000	$ 55,004	$ 70,004
Stock Issue	-	-	-
Net Income	-	10,453	10,453
BALANCE AT END OF YEAR	$ 15,000	$ 65,457	$ 80,457

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

EDELMAN & CO., LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	10,453
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in operating assets:		
Prepaid expenses		(7,500)
Income tax asset		(3,358)
Increase (decrease) in operating liabilities:		
Income tax payable		(620)
Accounts payable		(3,183)
Accrued expenses		66,000
Net Cash Provided by Operating Activities		61,792
NET INCREASE IN CASH		61,792
CASH AT BEGINNING OF THE YEAR		73,609
CASH AT END OF THE YEAR	$	135,401

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for: Taxes	$	180
Cash Paid During the Year for: Interest	$	-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Edelman & Co., Ltd. (the Firm) was formed on November 15, 1994 as a Corporation in the state of Wisconsin. The Firm is engaged in financial consulting on corporate mergers and acquisitions.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2023.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits.

e. Accounts Receivable—Accounts Receivable consists of fees and other amounts owed to the Firm. Management provides for probable uncollectible accounts through a charge to earnings and a valuation allowance.

f. Revenue Recognition—The Firm recognizes income upon the completion of the consulting engagement. All revenue for 2023 is from success fees with no retainers.

   In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

   - Identify the contract with the customer
   - Identify the performance obligation
   - Determine the transaction price
   - Allocate the transaction price to the performance obligation
   - Recognize when the performance obligation is met

g. Income Taxes – Income taxes are calculated on taxable earnings at applicable rates. Taxable earnings may vary from financial statement earnings because income tax returns are filed on the cash basis of accounting and because of limitations set by the Internal Revenue Service. The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns.

   The firm's federal and state income tax returns for 2020 through 2023 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 2: EMPLOYEE BENEFIT PLANS

The Firm has established a simplified employee pension plan (SEP). Contributions paid each year may not exceed 25% of the employee earnings. There was $66,000 of contributions for 2023.

The Firm has a medical and dental expense reimbursement plan that reimburses employees for payment of health insurance premiums and medical and dental expenses.

NOTE 3: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Firm is $5,000. At December 31, 2023, the Firm's net capital was $68,946, its excess net capital was $63,946, and its net capital in excess of its minimum net capital requirement was $62,301. The percentage of aggregate indebtedness to net capital at December 31, 2023 was 96.39%.

NOTE 4: RELATED PARTY TRANSACTIONS

The Firm uses office space located in the residence of the Firm's sole stockholder. The Firm is not charged for use of this space.

NOTE 5: STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2023, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement has been prepared.

NOTE 6: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 7: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

EDELMAN & CO., LTD.
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2023

Total ownership equity from Statement of Financial Condition	$	80,457
less nonallowable assets from Statement of Financial Condition		(11,511)
Net capital before haircuts on securities positions		68,946
Haircuts on securities		-
Net Capital		68,946
Aggregate indebtedness		66,455
Net capital required based on aggregate indebtedness (6-2/3%)		4,433
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital required		5,000
Excess Net Capital		63,946
Total aggregate indebtedness		
(a) - 10% of total aggregate indebtedness		6,646
(b) - 120% of minimum net capital requirements		6,000
Net Capital less the greater of (a) or (b)	$	62,301
Percentage of Aggregate Indebtedness to Net Capital		96.39%

FOCUS PART IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2023, there were no material differences between audited net capital above and the net capital as reported on the Firm's most recently filed Part IIA (Unaudited) FOCUS report.

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Stockholder
Edelman & Co., LTD

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Edelman & Co., LTD (the Firm) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Firm has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purposes of assisting you and SIPC in evaluating the Firm's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was engaged by the Company to perform this agreed-upon procedures engagement and conducted my engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). I was not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Firm's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

I am required to be independent of the Firm and to meet my other ethical responsibilities in accordance with the relevant ethical requirements related to my agreed-upon procedures engagement.

This report is intended solely for the information and use of the Firm and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 1, 2024

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
Edelman & Co., LTD

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Edelman & Co., LTD, (the Firm) did not claim an exemption under paragraph (k) of 17 C.F.R. §240. 15c3-3, and (2) The Firm is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Firm limits its business activities exclusively to selling tax shelters or limited partnerships in primary distributions; selling tax shelters or limited partnerships in the secondary market; private placements of securities; selling interests in mortgages or other receivables; and investment banking. In addition, the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3). The Firm met this exemption provision throughout the most recent fiscal year ended December 31, 2023 without exception.

Edelman & Co., LTD's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about The Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Firm's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 1, 2024

Edelman & Co., Ltd.

January 25, 2024

To Whom it May Concern:

Edelman & Co., LTD is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, states the following:

(1) Edelman & Co., LTD does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) Edelman & Co., LTD is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Edelman & Co., LTD limits its business activities exclusively to: selling tax shelters or limited partnerships in primary distributions; selling tax shelters or limited partnerships in the secondary market; private placements of securities; selling interests in mortgages or other receivables; investment banking; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Edelman & Co., LTD has met this exemption provision throughout the most recent fiscal year ended December 31, 2023 without exception.

Very truly yours,

Robert H. Edelman
President

333 West Brown Deer Road Box 152 • Milwaukee, WI 53217
Telephone 414 228-9314 • E-mail rhe@edelmancoltd.com
Established 1994